Exhibit 4(a).17

MASTER FRAMEWORK AGREEMENT

By and Among

Bonarich Enterprises Ltd

CDC Corporation

and

CDC Games Holdings Limited

	5.07	Insurance	27
	5.08	No Solicitation	28
	5.09	Employee Matters	28
	5.10	[Intentionally Deleted.]	29
	5.11	[Intentionally Deleted.]	29
	5.12	[Intentionally Deleted.]	29
	5.13	Dividends	29
	5.14	HABBO	29
	5.15	[Intentionally Deleted.]	29
Section 6.		Covenants of the Purchaser	29
	6.01	Notice and Cure	29
	6.02	Fulfillment of Conditions	30
	6.03	Regulatory and her Approvals	30
	6.04	Guarantee	30
	6A.	Covenants of Purchaser and Seller	31
	6A.01	Financial Statements	31
	6A.02	Assignment of Licenses	31
	6A.03	Retention of Key Employees	31
Section 7.		Conditions to Obligations of the Purchaser	31
	7.01	Representations and Warranties	32
	7.02	Performance	32
	7.03	Renewal of Licence	32
	7.04	[Intentionally Deleted.]	32
	7.05	[Intentionally Deleted.]	32
	7.06	Legal Action	32
	7.07	No Material Adverse Change	32
	7.08	Investment Certifcates	32
	7.09	[Intentionally Deleted.]	33
	7.10	Closing Documents	33
	7.11	[Intentionally Deleted.]	33
	7.12	[Intentionally Deleted.]	33
	7.13	[Intentionally Deleted.]	33
	7.14	Financial Statements	33
	7.15	Intra-company Debt	33
Section 8.		Conditions to Obligations of the Seller and the Company	33
	8.01	Representations and Warranties	33
	8.02	Performance	33
	8.03	Consents and Approvals	33
	8.04	Approval of the Purchaser’s Board of Directors or Delegated Subcommittee	34
	8.05	[Intentionally Deleted.]	34
Section 9.		Representations, Warranties and Indemnities	34
Section 10.		[Intentionally Deleted.]	35
Section 11.		Termination	35
	11.01	Termination	35
	11.02	Effect of Termination	35
Section 12.	Miscellaneous		36
	12.01	Notices	36
	12.02	Expenses	37
	12.03	[Intentionally Deleted]	37
	12.04	Waiver	37
	12.05	Amendment	37
	12.06	No Third Party Beneficiary	37
	12.07	Assignment; Binding Effect	37
	12.08	Invalid Provisions	38
	12.08A	Set-off	38

12.09	Governing Law	38
12.10	Arbitration	39
12.11	Counterparts	39
12.12	Confidentiality	39
12.13	Exercise of Rights	40
12.14	Rule of Construction	40
12.15	Further Assurances	40

ii

This MASTER FRAMEWORK AGREEMENT, dated as of June 29, 2007, is made by and among CDC Games Holdings Limited, a company organized and existing under the laws of the British Virgin Islands (the “Purchaser”); Bonarich Enterprises Ltd, a company organized and existing under the laws of the British Virgin Islands (the “Seller”); and CDC Corporation, all of whom may be collectively referred to herein as the “Parties” or individually as a “Party”.

RECITALS:

A.	The Company is a wholly-owned foreign enterprise established under the laws of the PRC on March 15, 2004 with a registered capital of USD1,210,000 as at the date of this Agreement and principal place of business at 1/F, Subway Building, No.56 Jianzhong Road, Tianhe Industrial Park, Tianhe District, Guangzhou. As at the date hereof, the entire registered capital of the Company is owned by the Seller.

B.	The Related Entity is a company with limited liability established under the laws of the PRC on March 23, 1999 with a registered capital of RMB30,000,000 as at the date of this Agreement and principal place of business at No.58, Jianzhong Road, High and New Technology Industrial Park, Zhongshang Avenue West, Guangzhou. As at the date hereof, the entire registered capital of the Related Entity is owned by the individuals whose identities are set out in Schedule y to this Agreement.

C.	The parties agreed that of the total debts in the aggregate amount of B193,983,973 owed by the Related Entity to the Creditor as at the date hereof, the Purchaser will procure the Related Entity to repay RMB60,000,000 thereof to the Creditor after Optic Closing.

D.	The Seller has agreed to sell and the Purchaser has agreed to purchase the Equity Interest, the Related Entity Equity Interest and the Remaining Optic Debt upon the terms set out in this Agreement, the Equity Transfer Agreement (the form of which is set out in Schedule x to this Agreement), the Related Entity Equity Transfer Agreement (the form of which is set out in Schedule y to this Agreement) and the Assignment of Remaining Optic Debt (the form of which is set out in Schedule z to this Agreement).

E.	The entire share capital of the Purchaser is owned by CDC as at the date herein. CDC has agreed to guarantee the obligations of the Purchaser on terms set out in this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Parties agree as follows:

Section 1.	Definitions and Principles of Construction

1.01	Defined Terms.

As used in this Agreement, and unless the context requires a different meaning, the following terms have the meanings indicated:

“$” or “US$” shall mean the U.S. dollar, the legal currency of the U.S.

“2005 Financial Statements” shall mean the financial statements of the Company and the Related Entity for the year ended December 31, 2005 prepared in accordance with the generally accepted accounting principles of Hong Kong audited by KPMG.

“2006 Financial Statements” shall mean the financial statements of the Company and the Related Entity for the year ended December 31, 2006 prepared in accordance with the generally accepted accounting principles of Hong Kong audited by KPMG

“Affiliate” shall mean any Person that directly, or indirectly through one or more intermediaries, controls or is controlled by or is under common control with the Person specified. For purposes of this definition, control of a Person means the power, direct or indirect, to direct or cause the direction of the management and policies of such Person whether by contract or otherwise.

“Agreement” shall mean this Master Framework Agreement, the schedules hereto, and Disclosure Schedule delivered in accordance herewith, as the same may be amended, supplemented or modified from time to time.

“Assets” shall mean all assets and properties of the Company and the Related Entity of every kind, nature, character and description (whether real, personal or mixed, whether tangible or intangible, whether absolute, accrued, contingent, fixed or otherwise and wherever situated), including the goodwill related thereto, operated, owned or leased by such Person, including without limitation cash, cash equivalents, investment assets, accounts and notes receivable, chattel paper, documents, instruments, general intangibles, real estate, equipment, inventory, goods, Intellectual Property, the IP Assets, the Material Contracts, the Property Leases and the Equipment Leases.

“Assignment of Remaining Optic Debt” shall mean the deed of assignment of the Remaining Optic Debt as set out in Schedule z to this Agreement.

“Associate” means, with respect to any Person, any corporation or other business organization of which such Person is an officer or partner or is the beneficial owner, directly or indirectly, of ten percent (10%) or more of any class of equity securities, any trust or estate in which such Person has a substantial beneficial interest or as to which such Person serves as a trustee or in a similar capacity and any relative or spouse of such Person, or any relative of such spouse, who has the same home as such Person.

“Benefit Plan” means any plan, scheme or arrangement established by the Company or any Related Entity, or any predecessor or Affiliate of any of the foregoing, existing at the Effective Date or prior thereto, to which the Company or any Related Entity, as the case may be, contributes or has contributed, or under which any employee, former employee or director of the Company or any Related Entity or any beneficiary thereof is covered, is eligible for coverage or has benefit rights whether provided by the Company, or any Related Entity or pursuant to any governmental program, or otherwise.

“Board” shall mean the board of directors of the Company.

“Business” shall mean the Related Entity’s business and the Company’s business as a whole including but not limited to online games, wireless, research and development, and studio business in the PRC.

“Business Combination” means with respect to any Person any merger, consolidation or combination to which such Person is a party, any sale, dividend, split or other disposition of capital stock or other equity interests of such Person, or any sale, dividend or other disposition of all or substantially all of the Assets of such Person.

“Business Day” shall mean a day other than Saturday, Sunday or any day on which banks located in Hong Kong and PRC are authorized or obligated to close.

“Business or Condition of the Company” means the business, condition (financial or otherwise), results of operations, Assets and prospects of the Company and the Related Entity taken as a whole.

“Business Premises” shall have the meaning given in Section 3.15(c).

“CDC” shall mean CDC Corporation, a corporation incorporated under the laws of the Cayman Islands.

“Closing” shall mean the WOFE Closing or the Optic Closing, as the case may be.

“Closing Date” shall mean the WOFE Closing Date or the Optic Closing Date, as the case may be.

“Company” shall mean a wholly-owned foreign enterprise established under the laws of the PRC.

“Consideration” shall have the meaning given to such term in Section 2.02.

“Constitution” shall mean the memorandum of association, articles of association, certificate or articles of incorporation and by-laws, or similar charter documents, as may be amended from time to time.

“contract” shall mean any agreement, instrument, written contract or other arrangement, together with any related amendments, waivers, supplements, schedules, exhibits, work orders, notices as to termination or change thereunder.

“Creditor” shall mean a company with limited liability established under the laws of the PRC.

“Debt” shall mean the portion of the total debt owed by the Related Entity to the Creditor, amounting to RMB 60,000,000, which the Purchaser shall procure the Related Entity to repay to the Creditor within Five Business Days after the Optic Closing.

“Disclosure Schedule” shall mean a schedule delivered to the Purchaser by the Seller herewith and dated as of the Effective Date containing all lists, descriptions, exceptions, qualifications and other information and materials as are required to be included therein by the Seller pursuant to this Agreement.

“Effective Date” shall mean the date of this Agreement.

“Equipment Leases” shall mean leases of, and agreements to hire, equipment (including motor vehicles) to the Company including, without limitation, those listed in Section 3. I6(c) of the Disclosure Schedule.

“Equity interest” shall mean the entire equity interest in the registered capital of the Company.

“Equity Transfer Agreement” shall have the meaning given in Section 2.01 A.

“Financial Statements” shall mean, collectively, 2005 Financial Statements, 2006 Financial Statements and the Management Accounts of the Company and the Related Entity for January, February, March, April and May of 2007.

“Governmental Licenses” means all licenses, permits, certificates of authority, authorizations, approvals, registrations, franchises and similar consents granted or issued by any Governmental or Regulatory Authority.

“Governmental or Regulatory Authority” shall mean any court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality of the British Virgin Islands, PAC, Hong Kong or any applicable foreign country or any domestic or foreign state, county, city or other political subdivision.

“Hong Kong” shall mean Hong Kong Special Administrative Region of the People’s Republic of China.

“Inception Date” shall mean the date of incorporation of the Company and/or the Related Entity as the case may be.

“Indebtedness” means, with respect to any Person: (a) all indebtedness of such Person, whether or not contingent, for borrowed money, (b) all obligations of such Person for the deferred purchase price of property or services, (c) all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments, (d) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sake of such property), (e) all obligations of such Person as lessee under leases that have been or should be, recorded as capital leases, (0 all obligations, contingent or otherwise, of such Person under acceptance, letter of credit or similar facilities, (g) all obligations of such Person to purchase, redeem, retire, defease or otherwise acquire for value any share capital of such Person or any warrants, rights or options to acquire such share capital, valued, in the case of redeemable preferred stock, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends, (h) all Indebtedness of others referred to in clauses (a) through (g) above guaranteed directly or indirectly in any manner by such Person, or in effect guaranteed directly or indirectly by such Person through an agreement (i) to pay or purchase such Indebtedness or to advance or supply funds for the payment or purchase of such Indebtedness, (ii) to purchase, sell or lease (as lessee or lessor) property, or to purchase or sell services, primarily for the purpose of enabling the debtor to make payment of such Indebtedness or to assure the holder of such Indebtedness against loss, (iii) to supply funds to or in any other manner invest in the debtor (including any agreement to pay for property or services irrespective of whether such property is received or such services are rendered) or (iv) otherwise to assure a creditor against loss, and (i) all Indebtedness referred to in clauses (a) through (g) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any encumbrance on property including, without limitation, accounts and contract rights owned by such Person (including Assets as relates to the Company and the Related Entity), even though such Person has not assumed or become liable for the payment of such Indebtedness.

“Intellectual Property” shall mean: (a) copyrightable works, copyrights and design rights including all applications, registrations, and renewals in connection therewith; (b) trademarks, service marks, trade dress, logos, trade names, and corporate names, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and, renewals in connection therewith; (c) inventions, discoveries and patents (whether patentable or unpatentable and whether or not reduced to practice); (d) trade secrets and confidential information (including ideas, research and development, know-how, formulas, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals); (e) computer software (including data and related documentation) or source or object code, including improvements, revisions, amendments, modifications or alternations; (I) other proprietary, intellectual and industrial rights in whatever form or medium, including moral rights; and (g) the IP Assets.

“IP Assets” shall mean (a) the computer software and music content created, developed, designed, licensed and owned by the Company and/or the Related Entity and all improvements, revisions, amendments, modifications or alterations thereto, including but not limited to those as set forth in Sections 3.17(c) and (d) of the Disclosure Schedule; (b) the platform, carrier and/or protocol specific applications; (c) the localization versions of software embedded with content owned by third parties; and (d) all improvements, revisions, amendments, modifications or alterations thereto.

“KPMG” shall mean KPMC; the reporting accountants of the Company and the Related Entity.

“Law” shall mean all laws, statutes, rules, regulations, ordinances, Orders and other pronouncements having the effect of law of the British Virgin Islands, PRC, Hong Kong or of any Governmental or Regulatory Authority.

“Liability” as used either singularly or in the plural shall mean any liability, debt or obligation of the Company or the Related Entity, including any drawdowns under any loans made to the Company or the Related Entity after the Closing Date.

“Lien” shall mean any lien, pledge, hypothecation, mortgage, charge, security interest, claim, lease, charge, option, right of first refusal, right to acquire, pre-emptive rights, conversion rights, easement, encroachment, transfer restriction, or other encumbrance or commitment of any kind.

“Loss” shall mean any and all damages, fines, fees, penalties, obligations, judgments, deficiencies, losses and expenses (including without limitation interest, actual court costs, reasonable fees of attorneys, reasonable retainers, reasonable fees of accountants and other experts or other reasonable expenses of litigation, reasonable witnesses costs/expenses or other proceedings or of any claim, default or assessment).

“Management Accounts” shall mean the unaudited balance sheet and profit and loss statement of the Company and the Related Entity for January 2007, February 2007, March 2007, April 2007 and May 2007 made available to the Purchaser prior to Closing.

“Material Adverse Effect” shall mean any event, change in or effect on the Company or the Related Entity that, individually or in the aggregate, has had or is reasonably expected to have a material adverse effect on the Business or Condition of the Company.

“Material Contracts” shall have the meaning given in Section 3.18(d).

“Optic Closing” shall have the meaning given to such term in Section 2.038.

“Optic Closing Date” shall mean the third Business Day after all conditions precedent for the transfer of the Related Entity Equity Interest have been fulfilled or waived in accordance with Section 7 and 8 of this Agreement and the Related Entity Equity Transfer Agreement, respectively, or such other date as the Purchaser and the Seller shall mutually agree in writing.

“Order” shall mean any writ, judgment, decree, injunction or similar order of any Governmental or Regulatory Authority (in each such case whether preliminary or final).

“Person” shall mean an individual, partnership, corporation, association, trust, joint venture, unincorporated organization, and any government, governmental department or agency or political subdivision thereof.

“Plant and Equipment” shall have the meaning given in Section 3.16(b).

“PRC” shall mean the People’s Republic of China.

“Proceeding” shall have the meaning given in Section 3.07.

“Property Leases” shall mean all property leases executed by the Company or any Related Entity that are effective as of the Effective Date.

“Purchaser” shall have the meaning given in the preamble hereto.

“RMB” shall mean the renminbi, the legal currency of the PRC

“Records” shall mean originals or copies, of all books, files, reports or records of or relating to or used in connection with the Company and the Related Entity and including, without limitation: (a) minute books, statutory books and registers, books of account and copies of taxation returns; (b) all sales and purchasing records; and (c) lists of all regular suppliers and customers.

“Related Entity” shall mean or Guangzhou Optic Communications Co., Ltd , a company with limited liability established under the laws of the PRC.

“Related Entity Equity Interest” means the entire equity interest in the registered capital of the Related Entity.

“Related Entity Equity Transfer Agreement” shall have the meaning given in Section 2.01B.

“Remaining Optic Debt” shall mean the remaining amount of debt owed by the Related Entity to the Creditor as at the Optic Closing less the Debt which the Related Entity will repay pursuant to Section 2.02(a)(iii).

“Representatives” shall have the meaning given in Section 5.01.

“Seller” shall have the meaning given in the preamble hereto.

“Subsidiaries” when used in plural or “Subsidiary” when used singly shall mean, in relation to the Company, a corporate entity (a) whose voting shares or equity interests are owned more than 50% by the Company and (b) over which managing body the Company exercises control, directly or indirectly, including the Related Entity.

“Tax” and “Taxes” means and includes any and all taxes (including, without limitation, any and all income, franchise, sales, use, excise, withholding, employment, payroll, social security, property, fringe benefits, capital gains, goods and services, group and stamp and custom duties taxes) and similar assessments, customs, duties, charges and fees (including interest, penalties and additions to such taxes, assessments, customs, duties, charges and fees, penalties for failure to file or late filing of any return, report or other filing, and any interest in respect of such penalties and additions) imposed or assessed by any federal, state or local taxing authority, including without limitation, British Virgin Islands, the PRC or Hong Kong (or any political subdivision thereof or therein) in relation to the Company and/or the Related Entity only.

“Tax Claim” shall mean any assessment notice (including a notice of adjustment of a loss in a manner adversely affecting the Company or any Related Entity), demand or other document issued or action taken by or on behalf of any Governmental or Regulatory Authority, based on any facts or circumstances (or part thereof) arising or existing prior to the WOFE Closing and the Optic Closing, as the case may be, as a result of which the Company or any Related Entity is liable to make a payment for any tax, levy, impost, deduction, charges, withholdings and duties (excluding stamp duties) or has suffered a loss, together with related interest, penalties, fines and other statutory charges whether accrued before or after the WOFE Closing and the Optic Closing.

“Transaction Documents” shall mean this Agreement (and all relevant share transfers, share certificates, board and shareholder resolutions and any other ancillary documents required for the consummation of this Agreement), the Equity Transfer Agreement, the Related Entity Equity Transfer Agreement, Assignment of Remaining Optic Debt, and any documents modifying or supplementing the contractual arrangements between the Purchaser, the Company and/or the Related Entity.

“U.S.” or “US” shall mean the United States of America.

“WOFE Closing” shall have the meaning given to such term in Section 2.03A.

“WOFE Closing Date” shall mean the third Business Day after all conditions precedent for the transfer of Equity Interest have been satisfied or waived in accordance with Section 7 and 8 of this Agreement and the Equity Transfer Agreement, respectively, or such other date as the Purchaser and the Seller shall mutually agree in writing.

1.02	Principles of Construction.

(a)	All references to sections, schedules and exhibits are to sections, schedules and exhibits in or to this Agreement unless otherwise specified. The words “hereof,” “herein,” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provisions of this Agreement.

(b)	All accounting terms not specifically defined herein shall be construed in accordance with generally accepted accounting principles in Hong Kong

(c)	The singular terms include the plural and the plural terms include the singular.

(d)	The headings used in this Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(e)	Any reference to a Person’s “knowledge” or “best knowledge” shall be deemed to include an additional statement that all reasonable, due and careful inquiry has been made.

Section 2.	Transfer of the Equity Interest, the Related Entity Equity Interest, the Assignment of Remaining Optic Debt, and Consideration.

Subject to the terms and conditions hereof, and in reliance upon the representations, warranties and covenants contained in this Agreement as of the date hereof and on the Closing Date, the Seller shall:

2.01A	Transfer of the Equity Interest.

transfer to the Purchaser, and the Purchaser shall purchase from the Seller the Equity

Interest on terms and conditions set out in the agreement governing the transfer of the Equity Interest (the “Equity Transfer Agreement”) (the form of which is set out in Schedule x to this Agreement);

2.01B	Transfer of the Related Entity Equity Interest.

procure the individuals and the designated entities, whose identities and company names are set out in Schedule y to this Agreement, who collectively hold 100% equity interests in the Related Party as at the Effective Date, to enter into the agreement in relation to the transfer of the entire equity interest in the Related Entity (the “Related Entity Transfer Agreement”) (the form of which is shown in Schedule y to this Agreement). The Seller shall not be held liable whatsoever under the Transaction Documents if the transfer of the Related Entity Equity Interest to the Purchaser or its nominee(s) is not completed due to the acts of the Purchaser or the fact that persons or entities nominated by the Purchaser are not qualified as eligible persons to be holders of the registered capital of the Related Entity under relevant law and regulations in PRC. For avoidance of doubt, the Purchaser has the obligations to procure persons or nominees which are qualified as eligible persons to be holders of the registered capital of the Related Entity under relevant law and regulations in PRC. The Seller shall procure the individuals and/or the designated entities, whose identities and company names are set out in Schedule y to this Agreement, to complete and sign all documents necessary to effect the transfer of the Related Entity Equity Interest; and

2.01C.	Assignment of Remaining Optic Debt.

assign to the Purchaser or its nominee the Remaining Optic Debt on terms and conditions set out in the Assignment of Remaining Optic Debt (the form of which is set out in Schedule z to this Agreement). In the event that the Assignment of Remaining Optic Debt is found to be invalid or unenforceable for any reason whatsoever the Seller agrees that the Seller will cause the assignor of the Remaining Optic Debt to hold any proceeds they receive from any payment of the Remaining Optic Debt in trust for the Purchaser or its nominee and the assignor will pay such proceeds to the Purchaser or its nominee at the Purchaser’s direction. The Seller unconditionally and irrevocably guarantees to the Purchaser the due and punctual discharge by the assignor of all of its obligations under this Section 2.01C and promises to pay on demand each sum (including any interest charges thereon up to and including such charges arising from the date of demand hereof until the date of payment hereunder) which the assignor is liable to pay under this Section 2.0I C.

2.02	Consideration.

(a)	The total consideration to be paid for the Equity Interest and the Related Entity Equity Interest by the Purchaser shall be RMB100 million (the “Consideration”) and shall be paid in cash by wire transfer to the designated account of the Seller in the following manner:

(i)	RMB10,000,000 in US$ equivalent shall be paid by the Purchaser to the Seller on the WOFE Closing Date;

(ii)	RMB30,000,000 shall be paid by the Purchaser to the Seller or its nominee on the Optic Closing Date; and

(iii)

the Purchaser shall procure the Related Entity to repay the Debt in full to the Creditor within Five Business Days after the Optic Closing. CDC unconditionally and irrevocably guarantees to the Seller the due and punctual discharge by the Purchaser and the Related Entity of all of its obligations under this Section 2.02(a)(iii) and promises to pay on demand each sum (including any interest charges thereon up to and including such charges arising from the date of demand hereof until the date of payment hereunder) which the Related Entity is liable to repay under this Section 2.02(a)(iii). CDC’s obligations shall be a continuing guarantee. The Seller may make claims and demands from the Purchaser without limit of number.

(b)	For the purpose of this Section 2.02, unless otherwise agreed in this Agreement, Equity Transfer Agreement, the Related Entity Equity Transfer Agreement and the Assignment of Remaining Optic Debt, any translation from one currency or currency unit to another shall be at the official rate of exchange recognized by the central bank for the conversion of that currency or currency unit into the other published on the Business Day immediately prior to the date of the relevant payment pursuant to Section 2.02(a) above.

(c)	For the avoidance of doubt, the consideration for the Assignment of Remaining Optic Debt shall be zero.

2.03A	The WOFE Closing.

The closing for the transfer of the Equity Interest (the “WOFE Closing”) shall take place on the WOFE Closing Date at the offices of the Purchaser in Hong Kong or at such other time, date and place as the Parties may agree in writing. At or before the WOFE Closing:

(a)	the Seller shall deliver or cause to be delivered to the Purchaser the completion documents as provided under the Equity Transfer Agreement, including but not limited to the followings:

(i)	certified copies of board or other necessary resolutions of the Company for the implementation of the matters referred to in Section 2.03A(b) below;

(ii)	an original copy of board resolution of the board of directors of the Seller certified by the notary public of the British Virgin Islands and legalized by the Chinese Embassy in London to approve the Equity Transfer Agreement and duly authorize a director of the Seller to execute the Equity Transfer Agreement;

(iii)	the approval of the State Administration of Industry and Commerce of the PRC in relation to the transfer of Equity Interest from the Seller to the Purchaser or its nominee; and

(iv)	such other PRC governmental and regulatory approvals in relation to the transfer of Equity Interest (if any);

(b)	the Seiler shall procure that the following businesses be transacted at a meeting of the directors of the Company:

(i)	the directors of the Company to approve the transfer of the Equity Interest and the registration of the Equity Transfer Agreement and the transfer of Equity Interest with the applicable PRC company registration authorities;

(ii)	all existing mandates for the operation of the accounts of the Company shall be revoked and new mandates issued giving authority to those persons nominated by the Purchaser;

(iii)	persons nominated by the Purchaser for appointment as directors, legal representative of the Company shall be so appointed; and

(iv)	auditors nominated by the Purchaser (if any) for appointment as auditors of the Company shall be so appointed to replace the existing auditors;

(c)	the Purchaser shall deliver or cause to be delivered to Seller:

(i)	a copy of such necessary bank document evidencing the wire transfer of the payments in an amount equal to RMB10,000,000 in US$ equivalent as provided under Section 2.02(a)(i);

(ii)	certified copies of resolutions duly adopted by the board of directors of the Purchaser authorizing and approving the execution of the Equity Transfer Agreement, and the performance and completion of the transactions contemplated under the Equity Transfer Agreement; and

(iii)	other completion documents as provided under the Equity Transfer Agreement (if any);

(d)	the Purchaser shall procure persons or nominees which are qualified as eligible persons to be holders of the Equity Interest under relevant law and regulations in PRC.

2.03B	The Optic Closing.

The closing for the transfer of the Related Entity Equity Interest and the assignment of the Remaining Optic Debt (the “Optic Closing”) shall take place on the Optic Closing Date at the offices of the Purchaser in Hong Kong or at such other time, date and place as the Parties may agree in writing. At or before the Optic Closing:

(a)	the Seller shall procure to be delivered to the Purchaser the respective completion documents as provided under the Related Entity Equity Transfer Agreement and the Assignment of Remaining Optic Debt, including but not limited to the followings:

(i)	certified copies of board or other necessary resolutions of the Related Entity for the implementation of the matters referred to in Section 2.03B(b) below;

(ii)	certified copies of board or other necessary resolutions of the Creditor for the implementation of the matters referred to in Section 2.03B(c) below;

(iii)	the approvals of the Ministry of Information Industry of the PRC and the State Administration of Industry and Commerce of the PRC in relation to the transfer of Related Entity Equity Interest from the Seller to the Purchaser or its nominee(s);

(iv)	the relevant documentation evidencing the assignment of total debts in the aggregate amount of RMB 193,983,973 in favour of the Creditor on or before the Optic Closing Date;

(v)	written confirmation from the Related Entity confirming the remaining amount of debt owed by the Related Entity to the Creditor as of the Optic Closing Date; and

(vi)	such other PRC governmental and regulatory approvals in relation to the transfer of the Related Entity Equity Interest (if any);

2.03B (a)(iii) and (vi) are not applicable if the approvals are not obtained due to either the lack of qualification of the Purchaser or its nominees or any actions on their parts;

(b)	the Seller shall procure that the following businesses be approved by the sole director and legal representative of the Related Entity:

(i)	the directors of the Related Entity to approve the transfer of the Related Entity Equity Interest and the registration of the Related Entity Equity Transfer Agreement with the applicable PRC registration authorities;

(ii)	all existing mandates for the operation of the accounts of the Related Entity shall be revoked and new mandates issued giving authority to those persons nominated by the Purchaser;

(iii)	persons nominated by the Purchaser for appointment as directors, legal representative of the Related Entity shall be so appointed; and

(iv)	auditors nominated by the Purchaser (if any) for appointment as auditors of the Related Entity shall be so appointed to replace the existing auditors;

(c)	the Seller shall procure the directors of the Creditor to approve the assignment of the Remaining Optic Debt;

(d)	the Purchaser shall deliver or cause to be delivered to Seller:

(i)	a copy of such necessary bank document evidencing the wire transfer of the payments in an amount equal to RMB30,000,000 as provided under Section 2.02(a)(ii);

(ii)	certified copies of resolutions duly adopted by the board of directors of the Purchaser authorizing and approving the execution of the Related Entity Equity Interest Agreement and the Assignment of Remaining Optic Debt and the performance and completion of the transactions contemplated under the Related Entity Equity Transfer Agreement and the Assignment of Remaining Optic Debt, respectively; and

(iii)	other completion documents as provided under the Related Entity Equity Transfer Agreement and the Assignment of Remaining Optic Debt (if any);

(d)	the Purchaser shall procure persons or nominees which are qualified as eligible persons to be holders of the registered capital of the Related Entity under relevant law and regulations in PRC.

2.03C	Post-Closing.

The Purchaser will make, and will cause the Company and the Related Entity (after the respective Closing) to cooperate with the Seller as promptly as practicable to make, filings as may be required with the Ministry of News and Publishing of the PRC and the Ministry of Culture of the PRC in relation to the transfer of the Equity Interest or the Related Entity Equity Interest from the Seller to the Purchaser or its nominee(s).

Section 3.	Representations and Warranties of the Seller.

3.01A	The Seller represents, warrants and undertakes to the Purchaser that the warranties set out in Section 3.01 to 3.26 (the “Warranties”) contained are true and correct in all material respects as at the date of this Agreement. Each of the Warranties shall be deemed to be repeated as at Closing with reference to the facts and circumstances then subsisting.

3.0lB	The Warranties set out below shall be separate and independent and none of the Warranties shall be limited or restricted by reference to or inference from the terms of any other Warranties or any other term of this Agreement.

3.0IC	The Warranties are and shall be given subject to the matter disclosed or referred to in this Agreement or in the Disclosure Schedule and to matters arising in the ordinary course of business of the relevant entity which do not or is unlikely to cause a Material Adverse Effect, to the intent that the Seller shall not be liable by reason of any of the Warranties being untrue or misleading or breached to the extent that the same has been disclosed in this Agreement or the Disclosure Schedule and to the extent that the same has arisen in the ordinary course of the related entity’s business which do not or is unlikely to cause a Material Adverse Effect.

3.01	Authority.

(a)	The Seller has full legal capacity, power and authority to enter into, execute and deliver this Agreement and, where applicable, the Transaction Documents to which it is a party, and to perform each of its obligations hereunder, thereunder and under each of the other documents required to be entered into pursuant hereto. This Agreement and each applicable Transaction Document to which the Seller is a party have been duly and validly executed and delivered by the Seller and will constitute a legal, valid and binding obligation of the Seller enforceable against the Seller in accordance with its terms subject to bankruptcy, reorganization, insolvency, moratorium, restructuring or similar laws of general applicability relating to or affecting creditors’ rights generally and to general principles of equity. No meeting has been convened or resolution proposed, or petition presented, and no order has been made, for the winding-up of the Seller. No voluntary arrangement has been proposed or reached with any creditors of the Seller. The Seller is able to pay its debts as and when they fall due and is solvent.

3.02	Organization of the Company.

(a)	The Company is a wholly owned foreign enterprise duly organized and validly existing under the Laws of the PRC, and has full corporate power and authority to conduct its business as and to the extent now conducted and to own, use and lease its assets and properties.

(b)	The Company is duly qualified, licensed or admitted to do business in each of such jurisdiction to the extent that such qualification, licensure or admission is required by that jurisdiction’s laws. The Company has full corporate power to own its properties, assets and business and to carry on its business operations and has done everything necessary to do business lawfully in the aforementioned jurisdictions.

(c)	The name of each director and officer of the Company on the date hereof, and the position with the Company held by each, are listed in Section 3.02(c) of the Disclosure Schedule.

(d)	Prior to the Effective Date, the Seller and the Company have made available to the Purchaser true copies of the Constitution and Records of the Company as in effect on the Effective Date. The Records are: (i) true and accurate in all material respects;

(ii)	as far as is relevant, have been prepared in accordance with applicable Law; and

(iii)	are in the possession of the Company in their original form.

(e)	The Company and the Related Entity have filed and/or registered all annual returns and other Records as and where required to be filed and/or registered.

3.03	Total Equity.

(a)	The total paid and verified registered capital of the Company is USD1,210,000. The Seller is the registered owner of the entire registered capital of the Company.

(b)	The Equity Interest is being transferred to the Purchaser by the Seiler free and clear of any Lien or other interests of any other third party whatsoever.

(c)	There are no contractual commitments in place under which the Company is obligated at any time to increase its registered capital as of the WOFE Closing Date unless otherwise specifically required by the Purchaser and agreed by the Seller.

(d)	There are no outstanding options with respect to the Company.

(e)	There will be at the WOFE Closing no restriction(s) on the transfer of the Equity Interest to the Purchaser whatsoever.

3.04	Related Entity.

(a)	Related Entity is a limited liability company duly organized and validly existing under the Laws of the PRC and has full corporate power and authority to conduct its businesses, including but not limited to online games, wireless and research and development studio business, as and to the extent now conducted and to own, use and lease its assets and properties. Section 3.04(a) of the Disclosure Schedule sets forth the business scope of the Related Entity as specified in its business license and its ICP license. Each such business scope is sufficient for the relevant Related Entity to conduct its business to the extent it has been and is currently conducted.

(b)

The Related Entity has full legal capacity, power and authority to enter into, execute and deliver the Transaction Documents to which it is a party, and to perform each of its obligations thereunder and under each of the other documents required to be entered into pursuant hereto. Each applicable Transaction Document to which the Related Entity is a party have been duly and validly executed and delivered by the Related Entity and will constitute a legal, valid and binding obligation of the Related Entity enforceable against the Related Entity in accordance with its terms subject to bankruptcy, reorganization, insolvency, moratorium, restructuring or similar laws of general applicability relating to or affecting creditors’ rights generally and to general principles of equity. No meeting has been convened or resolution proposed, or petition presented, and no order has been made, for the winding-up of the Related Entity. No voluntary arrangement has been proposed or reached with any creditors of the Related Entity. The Related Entity is able to pay its debts as and when they fall due and is solvent.

(c)	The name of each beneficial holder of the Related Entity and the respective share ownership percentage position of the Related Entity held by each, are listed in Section 3.04(c) of the Disclosure Schedule.

(d)	The name of each director and officer of the Related Entity on the date hereof, and the position with each respective Related Entity held by each, are listed in Section 3.04(d) of the Disclosure Schedule.

(e)	Prior to the execution of this Agreement, the Seller and the Company have made available to the Purchaser true and complete (in all material respects) copies of the Constitution and Records of the Related Entity as in effect on the date hereof. The Records are: (i) complete, true and accurate in all material respects; (ii) as far as is relevant, have been prepared in accordance with the applicable Law; and (iii) are available to the Company in their original form.

(f)	The registered capital of the Related Entity has been fully paid according to the capital payment schedule stipulated in the articles of association of the Related Entity approved by PRC relevant authorities and the equity interest in the Related Entity is not subject to any preemptive rights, put or call rights or obligations, rights of first refusal, anti-dilution rights or liquidation rights or other rights to subscribe for the registered capital of the Related Entity. The equity interest in the Related Entity is owned, beneficially and of record, by the shareholders identified in Section 3.04(f) of the Disclosure Schedule free and clear of all Liens. The Related Entity has properly reserved from its after-tax profits (if any) in each fiscal year the amounts required by applicable Law in the PRC to the reserve fund and staff bonus and welfare fund.

(g)	There are no other corporations, partnerships, joint ventures, associations or other entities in which the Related Entity owns, of record or beneficially, any direct or indirect equity or other interest or any right (contingent or otherwise) to acquire the same.

(h)	The Creditor is the sole beneficial owner of the Debt and the Remaining Optic Debt to the exclusion of the previous assignors of parts of the Debt and the Remaining Optic Debt.

3.05	No Conflicts.

To the best knowledge of the Seller, the execution and delivery by the Seller, the Company and the Related Entity of this Agreement and the Transaction Documents to which they are parties do not, and the performance by the Sellers and the Company of their respective obligations under this Agreement and such Transaction Documents and the consummation of the transactions contemplated hereby will not breach any laws or contracts, will not require the consent of any third party and will not give rise to any third party having any enforceable right against the Company or the Related Entity which would not have arisen but for the execution and performance of this Agreement and the Transaction Documents.

3.06	Governmental Approvals and Filings.

No consent, approval or action of, filing with or notice to any applicable Governmental or Regulatory Authority on the part of the Seller, the Company or the Related Entity is required in connection with the execution of this Agreement and the Transaction Documents.

3.07	Legal Proceedings.

Save for recovery actions for receivables incurred in the ordinary course of business of the Company and the Related Entity, neither the Company nor the Related Entity is a party to any litigation, arbitration, prosecutions, claims, disputes, investigations or to any other legal or contractual proceedings (together “Proceedings”) and as far as the Seller is aware, there are no facts or circumstances subsisting which might give rise to such Proceedings and there are no unfulfilled or unsatisfied judgments or court orders against the Company and the Related Entity.

3.08	Compliance with Laws and Orders.

Each of the Company, the Related Entity and the Seller has complied in all material respects with applicable Law and Order and to the best knowledge of the Seller, none of the Company, the Related Entity or the Seller is or has at any time since their respective establishments been, or has received any notice that it is or has at any time been, in violation of or in default under, in any material respect, any Law or Order applicable to the Company or the Related Entity or any of their respective Assets which would cause a Material Adverse Effect.

3.09	[Intentionally Deleted]

3.10	No Bankruptcy or Insolvency.

(a)	To the best knowledge of the Seller, no order has been made, or petition presented, or resolution passed for the winding-up of the Company or the Related Entity or the Seller. None of the Company or the Related Entity or the Seller has had:

(i)	any petition or order for winding-up filed against it;

(ii)	any appointment of a receiver over the whole or part of the undertaking of its assets;

(iii)	any petition or order for administration against it;

(iv)	any voluntary arrangement between any creditor and it;

(v)	any distress or execution or other process levied in respect of it which remain undischarged; or

(vi)	any unfulfilled or unsatisfied judgment or court order against it over the amount of US$100,000.

(b)	None of the Company or the Related Entity or the Seller is insolvent and each can pay its debts as and when they fall due if and only if the Debt and the Remaining Optic Debt are disregarded.

(c)	To the best knowledge of the Seller, there are no circumstances which would entitle any Person to successfully present a petition for the winding-up or administration of the Company or the Related Entity or the Seller or to appoint a receiver over the whole or any part of the undertaking or assets of the Company or the Related Entity or the Seller.

3.11	Financial Representations.

(a)	The Management Accounts (i) were prepared in accordance with the books of account and other financial records of the Company and the Related Entity; (ii) present fairly the financial condition and results of operations of the Company and the Related Entity as at the dates thereof or for the respective periods covered thereby; (iii) have been prepared in accordance with generally accepted accounting principles of Hong Kong applied on a basis consistent with the past practices of the Company and the Related Entity; and (iv) include all adjustments that are necessary for a fair presentation of the financial condition of the Company and the Related Entity and the results of the operations of the Company and the Related Entity as of the dates thereof or for the periods covered thereby. As at 31 May 2007, there are no Liabilities of the Company, or the Related Entity, other than Liabilities that are reflected or reserved against on the Management Accounts as at May 31, 2007.

(b)	The books of account and other financial records of the Company and the Related Entity: (i) reflect all items of income and expense and all assets and Liabilities required to be reflected therein in accordance with generally accepted accounting principles of PRC applied on a basis consistent with the past practices of the Company and the Related Entity, respectively; (ii) are in all material respects complete and correct, and do not contain or reflect any material inaccuracies or discrepancies; and (iii) have been maintained in accordance with good business and accounting practices.

(c)	Section 3.11(c) of the Disclosure Schedule sets forth each and every account maintained by each of the Company and the Related Entity at a bank or other financial institution, including the name of such bank or financial institution, account number and the amount of balance on such account.

(d)	All forecasts and projections of any future financial results of the Company and the Related Entity provided to the Purchaser by or on behalf of the Company, any of the Company’s or the Related Entity’s management or the Seller were prepared in good faith.

3.12	No Undisclosed Indebtedness.

As at 31 May 2007, other than the Remaining Optic Debt , the Debt and those set forth in Section 3.12 of the Disclosure Schedule, neither the Company nor the Related Entity has any undisclosed Indebtedness in excess of US$100,000.

3.13	Taxes.

Subject to Section 3.13A below,

(a)

The Company and the Related Entity have duly filed all tax returns for any period on or before the Closing Date and the same have been made or given in good faith within the requisite periods and on a proper basis and when made were true and accurate in all material respects and are up to date and none of them contains any statement that is false or misleading in any material respects or omits to refer to any material matter which is required to be included or without which the statement is false or misleading. None of such tax return is or is likely to be the subject of any dispute with any tax authority.

(b)	The Company and the Related Entity have paid when due, and have withheld, deducted and accounted to the relevant authorities for, all Taxes which they have become liable to pay, withhold, deduct or account for on or before the date hereof. For the purposes of this Section 3.13(b) “a liability to pay” includes a liability to pay any penalty or interest.

(c)	The Company and the Related Entity have complied in all material respects with all legislation, regulations, executive orders and directions relating to or associated with any Taxes.

(d)	Save for the tax implications which may arise as a result of the transactions contemplated under the Transaction Documents and those disclosed in the financial statements, there are no outstanding or likely disputes or questions or demands between the Company and the Related Entity, on the one hand, and any Governmental or Regulatory Authority or agent thereof, on the other hand, concerning any Tax liability. There are no Tax liens on any of the Assets of the Company or the Related Entity. Neither the Company nor the Related Entity has received any claim from any taxing authority in a jurisdiction in which the Company or the Related Entity is or may be subject to taxation and in which the Company or the Related Entity has failed to file tax returns required by that jurisdiction. The Seller have made available to the Purchaser correct and complete copies of all tax returns, examination reports, and statements of deficiencies assessed against or agreed to by the Company and the Related Entity since the Inception Date.

(e)	Other than pursuant to this Agreement, neither the Company nor any Related Entity has ever been a party to or bound by any Tax indemnity, Tax sharing or similar agreement and neither the Company nor the Related Entity has any material liability for any Taxes of any other person.

3.13A	The warranties given under Section 3.13 do not cover, and the Seller shall not be held liable in respect of, any Tax or Tax Claim:

(a)	to the extent that provision has been made for such Tax or Tax Claim in the unaudited accounts of the Company and/or the Related Entity or any of them for an accounting period ended on or before 31 May 2007;

(b)	falling on the Company and/or the Related Entity in respect of any accounting period commencing on or after 31 May 2007 unless liability for such Tax or Tax Claim would not have arisen but for some act or omission of, or transaction entered into by, the Seller, the Company and/or the Related Entity or any of them (whether alone or in conjunction with some other act, omission or transaction, whenever occurring), otherwise than in the ordinary course of business, or otherwise than in the ordinary course of acquiring or disposing of capital assets, on or before the WOFE Closing Date and the Optic Closing Date, whichever is later;

(c)	to the extent that such Tax or Tax Claim arises or is incurred as a consequence of any change in the law, rules or regulations, or the interpretation or practice thereof by the PRC Tax Bureau or any other statutory or governmental authority (in the PRC, Hong Kong or elsewhere) having retrospective effect coming into force after the Effective Date or to the extent that such Tax or Tax Claim arises or is increased by an increase in rates of Tax after the Effective Date with retrospective effect;

(d)	to the extent that such Tax or Tax Claim is discharged by person other than the Company and/or the Related Entity and that none of the Company and/or the Related Entity is required to reimburse such person in respect of the discharge of the Tax;

(e)	to the extent of any provision or reserve made for Tax or Tax Claim in the unaudited accounts referred to in 3.13A(a) above which is finally established to be an over-provision or an excessive reserve; or

(f)	to the extent that such Tax or Tax Claim arises or is incurred as a consequence of the transactions contemplated hereunder or of matters otherwise approved or confirmed by the Purchaser.

3.14	Employment and Benefits.

(a)	Section 3.14(a) of the Disclosure Schedule contains a list of the key employees of the Company and summary of key terms including the expiration of their current term of employment as at Closing (the “Key Employees”).

(b)	Section 3.14(b) of the Disclosure Schedule contains an accurate list of each Benefit Plan of the Company and the Related Entity and none of the Company or the Related Entity has made any commitments to establish new or to expand Benefit Plans as set forth therein.

(c)	To the best knowledge of the Seller, the Company and the Related Entity have complied with all applicable Laws relating to each Benefit Plan. All contributions or payments required to be made by the Company or the Related Entity with respect to each Benefit Plan (including proper allocation of after-tax profit to the reserve fund and staff bonus and welfare fund each year put to the PRC law) have been made on or before their due dates. All such contributions and payments required to be made by any employees of the Company or any Related Entity with respect to the relevant Benefit Plan have been fully deducted and paid to the relevant Governmental or Regulatory Authorities on or before their due dates, and no such deductions have been challenged or disallowed by any Governmental or Regulatory Authority or any employee of the Company or any Related Entity.

(d)	With respect to each agreement with employees and contractors of the Company and the Related Entity, the Company and the Related Entity have duly performed and complied with all of their obligations (including, but not limited to, the making all payments for services rendered and other benefits). The Company and the Related Entity have duly complied with applicable employment regulations in all material respects. Each of the contracts entered into with employees, consultants or contractors of the Company and the Related Entity is enforceable against the parties to it and there is no party in breach of, or in default under, such contract which would have a Material Adverse Effect.

(e)

No employee or contractor has any rights to the Company’s or the Related Entity’s Intellectual Property and IP Assets, including the right to receive royalties or other payments from the Company or the Related Entity. The contractors do not have access to the Intellectual Property in a manner that could materially impair or jeopardize the business of the Company and the Related Entity.

(f)	None of the Company or the Related Entity or the Seller has offered, promised or agreed for the future any material variation in any employment or contractor/service agreement of the Company or the Related Entity, as the case may be, in the ordinary course of its business. Without limiting the generality of the preceding sentence, there has been no material change in the remuneration or benefits of any executives, directors, officers of the Company or the Related Entity within the past 6 months.

(g)	No loans or other advances have been made to any director, officer, employee or contractor of the Company or the Related Entity, other than for travel allowances and other expenses in the ordinary course of business.

3.15	Real Property and Business Premises.

(a)	Neither the Company nor the Related Entity owns any real property whatsoever.

(b)

All of the commercial leases and subleases executed by the Company or the Related Entity are in full force and effect, and neither the Company nor the Related Entity has received notice of any claim of any sort that is cur[r]ently outstanding and that has been asserted by anyone adverse to the rights of the Company or the Related Entity under any of the leases or subleases mentioned above, or affecting or questioning the rights of the Company or the Related Entity to the continued possession of the commercial leased or subleased premises under any such commercial lease or sublease.

(c)	Section 3.15(c) of the Disclosure Schedule accurately in all material respects describes all the business premises leased or occupied by the Company or the Related Entity (the “Business Premises”). The Company and the Related Entity, as the case may be, has exclusive occupation of the Business Premises. Neither the Company nor the Related Entity is in breach of any term or obligation of any leases or licenses relating to the Business Premises. Neither the Company nor the Related Entity has been in default with respect to any payments required by it nor has it failed to comply with the terms of each of the leases and/or licenses relating to the Business Premises, except for any default or failure as would not have a Material Adverse Effect. There are no current disputes relating to any of the Business Premises or their use.

3.16	Tangible Personal Property and Plant & Equipment.

(a)	Each of the Company and the Related Entity is in possession of and has good title to, or has valid leasehold interests in or valid rights under contract to use, all tangible personal property including all plant and equipment used in the conduct of its business, including all tangible personal property reflected on the balance sheets of the Management Accounts as at May 3 I, 2007 other than property disposed of since such date in the ordinary course of business. All such tangible personal property including all plant and equipment that is owned or leased by the Company and the Related Entity is free and clear of all Liens.

(b)	Section 3.16(b) of the Disclosure Schedule is a complete list of all material Equipment Leases. The Company and the Related Entity have made all payments required by and have otherwise complied with the terms of each of the Equipment Leases, except for such failure thereof as would not have a Material Adverse Effect.

3.17	Intellectual Property.

(a)	Each of the Company and the Related Entity owns or has the right to use pursuant to license, sublicense, agreement or permission all the Intellectual Property set out in Section 117(c) and 117(d) of the Disclosure Schedule, The Company and the Related Entity have taken all necessary, proper and reasonable steps and actions to maintain and protect their own Intellectual Property.

(b)	To the best knowledge of the Seller, neither the Company nor the Related Entity has, on its own behalf or through an agent, infringed upon, misappropriated, or used without a required license, any Intellectual Property of third parties, or received any written charge, complaint, claim, demand, or notice alleging any such infringement, misappropriation, or misuse that has not been finally resolved (including any claim that the Company or the Related Entity must license or refrain from using any Intellectual Property of any third party) which would have a Material Adverse Effect. To the best knowledge of the Seller, no third party has infringed upon, misappropriated, or otherwise misused any Intellectual Property of the Company or the Related Entity.

(c)	Section 3.17(c) of the Disclosure Schedule identifies each registered/unregistered (as indicated) Intellectual Property that is materially related to the core business of, and is owned by, the Company or the Related Entity and identifies each license, agreement, or other permission currently in effect pursuant to which the Company or the Related Entity has granted to any third party rights with respect to any of such Intellectual Property other than in the ordinary course of business. The Company has delivered to the Purchaser correct and complete copies of all written documentation evidencing ownership and prosecution (if any) of rights of each such Intellectual Property that is in the possession of the Company. With respect to each item of Intellectual Property which is registered and identified in Section 3.17(c) of the Disclosure Schedule:

(i)	the Company and the Related Entity possess all right, title, and interest in and each item, or has the valid right to use each item, free and clear of any Liens and none of the Company or any Related Entity has assigned or in any way disposed of any right, title or interest in any item;

(ii)	each item is not subject to any outstanding injunction, judgment, order, decree, ruling, or charge;

(iii)	to the best knowledge of the Seller, no action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand has been filed or is threatened which challenges the legality, validity, enforceability, use, or ownership of each item; and

(iv)	the Company and the Related Entity has taken all commercially reasonable steps to maintain appropriate registrations (if applicable) for each item and to protect and defend each item.

(d)

Section 3.17(d) of the Disclosure Schedule lists the items of Intellectual Property that any third party owns and that the Company and the Related Entity use pursuant to applicable licenses, sublicenses, agreements, or permission (other than pursuant to shrink-wrap software licenses, shareware/open source or site licenses). With respect to each item of Intellectual Property identified on

Section 3.17(d) of the Disclosure Schedule, the license, sublicense, agreement, or permission is and will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms immediately following the consummation of the transactions contemplated hereby; and to the best knowledge of the Seller, neither the Company nor the Related Entity has received any notice to the effect (or is otherwise aware) that the use by the Company or the Related Entity of the Intellectual Property conflicts with or allegedly conflicts with or infringes the rights of any Person.

(e)	To the best knowledge of the Seller, there has not been:

(i)	misuse or unauthorized disclosure of the Company’s or the Related Entity’s confidential information in any material respect; or

(ii)	other act which may affect the validity or enforceability of the Intellectual Property rights of the Company or the Related Entity in any material respect.

(f)	The Seller is not aware, having made due and proper inquiries, of any inappropriate, improper, unpermitted or infringing use by any other person of any of the business names or the trade marks owned or used by the Company or the Related Entity which would have a Material Adverse Effect.

3.18	Contracts.

(a)	There are no contracts or obligations, agreements or arrangements involving the Company or the Related Entity and no practices in which the Company or the Related Entity is engaged, which are void, illegal, unenforceable, registerable or under which contravene in any material respect, any fair competition legislation or regulations of any applicable Governmental or Regulatory Authority, nor has the Company or the Related Entity received any threat or complaint or request for information or investigation in relation to or in connection with any such legislation or regulations which would have a Material Adverse Effect.

(b)	The Company and the Related Entity have duly performed and complied in all material respects with its obligations under all Material Contracts. Neither the Company nor the Related Entity has made any offers, tenders or quotations which are still outstanding and capable of giving rise to a contract by the unilateral act of a third party, other than in the ordinary course of business and on customary terms.

(c)	With respect to the Material Contracts:

(i)	each Material Contract is valid and binding on the parties thereto and is in full force and effect;

(ii)	upon consummation of the transactions contemplated by this Agreement and the Transaction Documents, each Material Contract shall continue in full force and effect without penalty or Material Adverse Effect; and

(iii)	neither the Company nor the Related Entity has received any notice of termination, cancellation, breach or default under any Material Contract and, no party to any Material Contract is in breach thereof or default thereunder.

(d)	Section 3.18(d) of the Disclosure Schedule contains a true and correct list of all material agreements, instruments, written contract or other arrangement, together with any related amendments, waivers, supplements, schedules, exhibits, work orders, notices as to termination or change thereunder, to which the Company and the Related Entity or the Seller (as it relates to the Company) is a party (the “Material Contracts”) which are material for the Business or Condition of the Company and the Related Entity.

3.19	Licenses.

(a)	Section 3.19(a) of the Disclosure Schedule contains a true and complete list of all Governmental Licenses used in and material to the business or operations of the Company or any Related Entity, setting forth the owner, the function and the expiration and renewal date of each. Prior to the execution of this Agreement, the Company has made available to Purchaser true and complete copies of all such Governmental Licenses. Except as disclosed in Section 3.19(a) of the Disclosure Schedule:

(i)	The Company and the Related Entity owns or validly holds all Governmental Licenses that are material to its business or operations;

(ii)	each Governmental License listed in Section 3.19(a) of the Disclosure Schedule is valid, binding and in full force and effect; and

(iii)	to the best knowledge of the Seller, neither the Company nor the Related Entity is, or has received any notice that it is, in default (or with the giving of notice or lapse of time or both, would be in default) under any such Governmental Licenses.

(b)	Without limiting the generality of paragraph (a) above, all Governmental Licenses required under PRC law which are material for both due and proper establishment and operation of businesses of the Company and the Related Entity and the conduct of the business of the Company and the Related Entity have been duly obtained from the relevant PRC authorities and are in full force and effect. Filings and registrations with the relevant PRC authorities required in respect of Company and the Related Entity and its operations, including but not limited to registration with the Ministry of Information Industry of the PRC, Ministry of Foreign Trade and Economic Cooperation of the PRC, the State Administration of Industry and Commerce of the PRC, the State Administration of Foreign Exchange of the PRC or their respective authorized local agencies, and the relevant tax bureau, customs authorities and product registration authorities, have been duly completed in accordance with the relevant PRC rules and regulations in all material aspects.

3.20	Insurance.

The Related Entity has maintained valid and currently effective insurance policies as required by applicable Law or regulations as disclosed in Section 3.20 of the Disclosure Schedule.

3.21	Disclosure and Information.

(a)

No representation or warranty contained in this Agreement or in any other Transaction Document and given by, or on behalf of, any Seller, the Company, or the Related Entity and no statement contained in the Disclosure Schedule, contains any material misstatement or omits to state a material fact necessary in order to make the statements herein or therein, in the light of the circumstances under which they were made, not misleading.

(b)	To the best knowledge of the Seller, there are no material facts or circumstances that could adversely affect the Equity Interest, the Company, the Related Entity, or the Seller (as it relates to the Company), any of the Assets or the condition (financial or otherwise), operations, profitability or prospects of the Company or the Related Entity as a whole which have not been fully and properly disclosed to the Purchaser.

(c)	The Constitution, minute books and other similar records of the Company and the Related Entity as made available to the Purchaser prior to the Effective Date contain true and all material record, of actions taken at meetings and by written consents in lieu of meetings of the shareholders, the boards of directors and committees of the boards of directors of the Company and the Related Entity. The records of the Company and the Related Entity as made available to the Purchaser prior to the Effective Date accurately reflect all record transfers prior to such date in the registered capital of the Company and the Related Entity, except as those maintained by the Company’s registration agent or the relevant Government and Regulatory Authorities.

3.22	Absence of Changes.

From January 1, 2007 to the Effective Date, except as set forth in Section 3.22 of the Disclosure Schedule there has not been any change in the Business or Condition of the Company that would result in a Material Adverse Effect and each of the Company and the Related Entity has been conducting its business only in the ordinary course and in a manner consistent with past practice. Without limiting the generality of the foregoing, from January 1, 2007 to the Effective Date, neither the Company nor the Related Entity has:

(a)	amended, terminated, canceled or compromised any material claims of, or waive any other rights of substantial value to, the Company or the Related Entity;

(b)	sold, transferred, leased, subleased, licensed or otherwise disposed of any properties or assets, real, personal or mixed, with a value in excess of US$20,000 individually or US$50,000 in the aggregate (including, without limitation, leasehold interests and intangible property);

(c)	issued or sold any share capital, equity interests, notes, bonds or other securities, or any option, warrant or other right to acquire the same, of the Company or the Related Entity;

(d)	made any capital expenditure or commitment for any capital expenditure in excess of US$50,000 individually or US$100,000 in the aggregate;

(e)	incurred any Indebtedness in excess of US$50,000 individually or US$100,000 in the aggregate outside the ordinary course of business and not consistent with past practices;

(f)	granted any increase, or announce any increase, in the wages and salaries payable by the Company or the Related Entity to any of its employees in excess of 5% of the wage and salaries;

(g)	amended, modified or consented to the termination of any Material Contract or the Company’s or the Related Entity’s rights thereunder;

(h)	amended or restated the Constitution of the Company or the Related Entity, or

(i)	changed content of the Books and Records in any material aspects

3.23.	Powers of Attorney.

There are no outstanding powers of attorney executed on behalf of the Company or any Related Entity or comparable delegations of authority outstanding.

3.24	[Intentionally Deleted.]

3.25	[Intentionally Deleted.]

3.26	Related Party Transactions.

Other than the Debt, the Remaining Optic Debt and the receivables and payables incurred in the ordinary course of business on an arm’s-length basis, (i) there are no intercompany Liabilities between the Company or the Related Entity, on the one hand, and the Seller, or officer, director, Affiliate or Associate of Seller or any Associate of any such officer, director or Affiliate (other than the Company or the Related Entity), on the other, (ii) neither Seller nor any such officer, director, Affiliate or Associate provides or causes to be provided any assets, services or facilities to the Company or any Related Entity. All transactions engaged in by the Company or the Related Entity, the Seller and any Associate or Affiliate thereof, was incurred or engaged in, as the case may be, on an arm’s-length basis. Since December 31, 2006, all settlements of intercompany Liabilities between the Company or the Related Entity, on the one hand, and the Seller or any officer, director, Affiliate or Associate of the Seller, on the other, have been made, and all allocations of intercompany expenses have been applied, in the ordinary course of business consistent with past practice.

Section 4.	Representations and Warranties of the Purchaser.

The Purchaser represents and warrants to and for the benefit of the Seller the following:

4.01	Organization of the Purchaser

The Purchaser is a corporation duly organized validly existing and in good standing under the laws of the British Virgin Islands and has all requisite power and authority to enter into and perform its obligations under this Agreement. Once executed by the Purchaser, this Agreement and the Transaction Documents required to be executed by the Purchaser have been duly and validly executed and delivered by the Purchaser and when duly executed will constitute a legal, valid and binding obligation of the Purchaser enforceable against such Purchaser subject to bankruptcy, reorganization, insolvency, moratorium, restructuring or similar laws of general applicability relating to or affecting creditors’ rights generally and to general principles of equity.

4.02	No Conflicts.

The execution and delivery by the Purchaser of this Agreement, and the performance by the Purchaser of its agreements and obligation contemplated hereunder and thereunder will not, (i) conflict with any of, or require the consent of any Person under, the terms, conditions or provisions of the organizational documents of the Purchaser; (ii) violate any provisions of applicable Law, or require any consent of any Governmental Authority having jurisdiction over the Purchaser, or any of its Affiliates; (iii) conflict in any way with, result in a beach of, constitute a default under (whether with the giving of notice or the lapse of time or both), or accelerate or permit the acceleration of the performance required by, or require any consent under, any indenture, mortgage, lien, lease agreement or instrument to which the Purchaser is a party or by which it is bound or to which any of its property is subject or (iv) result in the creation of any Lien upon the assets of the Purchaser under any such indenture, mortgage, lien, lease, agreement or instrument, which failure to obtain such consent, or which violation, conflict, breach or default with respect to the matters specified in clauses (iii) through (iv) of this Section 4.02 would materially and adversely affect the ability of the Purchaser to perform its obligations under, or prevent, prohibit or enjoin the consummation of the transactions contemplated by this Agreement.

4.03	Litigation.

There are no claims, actions, suits, proceedings or orders pending or, to the Purchaser’s knowledge, threatened against or affecting the Purchaser or its assets or properties, at law or in equity, before or by any Governmental Authority that would reasonably be expected to materially delay or impair the ability of the Purchaser to consummate the transactions contemplated hereby, and the Purchaser is not subject to any material order, writ, injunction, judgment or decree of any court or any Governmental Authority rendered against the Purchaser.

4.04	Authority.

The Purchaser has full legal capacity, power and authority to enter into, execute and deliver this Agreement and, where applicable, the Transaction Documents to which it is a party, and to perform each of its obligations hereunder, thereunder and under each of the other documents required to be entered into pursuant hereto. This Agreement and each applicable Transaction Document to which the Purchaser is a party have been duly and validly executed and delivered by the Purchaser and will constitute a legal, valid and binding obligation of the Purchaser and/or CDC enforceable against them in accordance with its terms subject to bankruptcy, reorganization, insolvency, moratorium, restructuring or similar laws of general applicability relating to or affecting creditors’ rights generally and to general principles of equity. No meeting has been convened or resolution proposed, or petition presented, and no order has been made, for the winding-up of the Purchaser. No voluntary arrangement has been proposed or reached with any creditors of the Purchaser. The Purchaser is able to pay its debts as and when they fall due and is solvent.

Section 5.	Covenants of the Seller.

The Seller covenants and agrees with the Purchaser that, at all times from and after the Effective Date until the WOFE Closing (for covenants in relation to the Company) and the Optic Closing (for covenants in relation to the Related Entity) and, with respect to any covenant, agreement or appointment by its terms to be performed in whole or in part after the relevant Closing, for the period specified herein, the Seller will comply, cause the Company and procure the Related Entity (as the case may be) to comply with all covenants and provisions of this Section, except to the extent the Purchaser otherwise consent in writing:

Access to Information.

5.01	The Company and the Related Entity (as the case may be) shall cause its officers, directors, employees, agents and representatives to (a) provide the Purchaser and its officers,

directors, employees, agents, counsel, accountants, financial advisors, consultants and other representatives (together “Representatives”) with full access, upon reasonable prior notice and during normal business hours, to all officers, directors, employees, agents, accountants, customers and suppliers of the Company and the Related Entity (as the case may be) and their Assets and Books and Records, and (b) furnish the Purchaser and such other Persons with all such information and data (including without limitation copies of Material Contracts, Benefit Plans, Constitutions and Records) concerning the business and operations of the Company and the Related Entity as the Purchaser or any of such other Persons may reasonably request. The Purchaser shall be responsible for all reasonable costs and expenses incurred in connection with such investigation.

5.02	Fulfillment of Conditions.

The Seller, the Company and the Related Entity (as the case may be) will execute and deliver at the Closing each instrument that such Seller, or the Company or the Related Entity (as the case may be) is required to execute and deliver hereunder as a condition to the Closing, shall take all commercially reasonable steps necessary or desirable and proceed diligently and in good faith to satisfy all other conditions to the obligations of the Purchaser contained in this Agreement and shall not permit the Company or the Related Entity (as the case may be) to take, or fail to take, any action that could reasonably be expected to result in the non-fulfillment of any such condition. Without limiting the generality of the foregoing, the Seller shall not take or omit to take any reasonable action, or permit such action or omission if it reasonably can be expected that as a result of such action or omission, any representation or warranty made by the Seller shall not be true and correct in all respects at and as of the Closing Date as if made on that date.

5.03	Notice and Cure.

The Seller shall notify the Purchaser promptly in writing of, and contemporaneously, shall provide true copies of all material information or documents relating to, and will use all commercially reasonable efforts to cure before the relevant Closing, any event, transaction or circumstance occurring after the Effective Date that causes or shall cause any covenant or agreement of the Seller under this Agreement to be breached or that renders or shall render untrue any representation or warranty of such party contained in this Agreement as if the same were made on or as of the date of such event, transaction or circumstance. At any time until the relevant Closing, the Seller shall notify the Purchaser promptly in writing of, and shall use all commercially reasonable efforts to cure, before the relevant Closing, any violation or breach of any representation, warranty, covenant or agreement made by such party in this Agreement, whether occurring or arising before, on or after the Effective Date. No notice given pursuant to this Section 5.03 shall have any effect on the representations, warranties, covenants or agreements contained in this Agreement for purposes of determining satisfaction of any condition contained herein or shall in any way limit the right of the Purchaser to seek indemnity under this Agreement.

5.04	Conduct of Business in Ordinary Course.

The Seller will cause the Company and the Related Entity (as the case may be) not to, take any actions inconsistent with Section 3.22 or which will lead to a Material Adverse Effect occurring. With the exception of the provisions set forth in this Agreement and the transactions contemplated hereby, the Seller shall cause the Company and the Related Entity (as the case may be) to carry on its business in the ordinary course in substantially the same manner as heretofore conducted and, to the extent consistent with such business, use efforts consistent with past practice and policies to preserve intact their respective present business organization, keep available the services of their respective present officers, consultants and employees and preserve their relationships with customers, suppliers and distributors and others having business dealings with them. The Seller shall cause the officers of the Company and the Related Entity (as the case may be) to confer at such times as the Purchaser may reasonably request with representatives of the Purchaser to report operational matters of a material nature and to report the general status of the ongoing operations of the business of the Company and the Related Entity (as the case maybe).

5.05	Indebtedness.

Save for the receivables and payables incurred in the ordinary course of business of the Company and the Related Entity (as the case may be), the Seller shall cause the Company or procure the Related Entity (as the case may be) to refrain from: (a) incurring any Indebtedness in excess of US$50,000 in aggregate; and (b) causing any existing debt facility to be drawn down in excess of US$50,000 in aggregate, unless prior written consent of the Purchaser is obtained.

5.06	Regulatory and Other Approvals.

The Seller will, and will cause the Company and the Related Entity (as the case may be) to (a) take all commercially reasonable steps necessary or desirable, and proceed diligently and in good faith, as promptly as practicable to obtain all consents, approvals or actions of, to make all filings with and to give all notices to Governmental or Regulatory Authorities or any other Person required of Seller, the Company, or the Related Entity (as the case may be) to consummate the transactions contemplated hereby and by the Transaction Documents; (b) provide such other information and communications to such Governmental or Regulatory Authorities or other Persons as Purchaser or such Governmental or Regulatory Authorities or other Persons may reasonably request for the purposes of giving effect to the transactions contemplated under the Transaction Documents; (c) cooperate with the Purchaser as promptly as practicable in obtaining all consents, approvals or actions of, making all filings with and giving all notices to Governmental or Regulatory Authorities or other Persons required of the Purchaser to consummate the transactions contemplated hereby and by the Transaction Documents; and (d) execute all documents, papers, forms, authorizations, declarations or oaths required of the Seller, the Company, or the Related Entity to consummate the transactions contemplated hereby and by the Transaction Documents. The Seller will provide prompt notification to the Purchaser when any such consent, approval, action, filing or notice referred to in clause (a) above is obtained, taken, made or given, as applicable, and will advise the Purchaser of any communications (and, unless precluded by Law, provide copies of any such communications that are in writing) with any Governmental or Regulatory Authority or other Person regarding any of the transactions contemplated by this Agreement or any of the Transaction Documents. The Seller shall not be held liable for not completing the transactions contemplated under the Transaction Documents if the nominees so nominated by the Purchaser is not qualified as an eligible person to succeed the Business and government permits under law and regulations in PRC. For avoidance of doubt, the Purchaser has the obligations to procure persons or nominees which are qualified as eligible persons to succeed the Business and government permits under law and regulations in PRC.

5.07	Insurance.

The Seller will procure the Company and the Related Entity (as the case may be) to maintain in force up to the relevant Closing Date policies of insurance of the same character and coverage as those described in Section 3.20 of the Disclosure Schedule, and the Seller will promptly notify the Purchaser in writing of any changes in such insurance coverage occurring prior to the relevant Closing Date.

5.08	No Solicitation.

The Seller will not take, nor will it permit the Company or any Affiliate of the Seller to take, between the Effective Date and the relevant Closing, directly or indirectly, any action to initiate, assist, solicit, receive, negotiate, encourage or accept any offer or inquiry from any Person (a) to engage in any Business Combination with the Company or the Related Entity (as the case may be); (b) to reach any agreement or understanding (whether or not such agreement or understanding is absolute, revocable, contingent or conditional) for, or otherwise attempt to consummate, any Business Combination with the Company or the Related Entity (as the case may be); or (c) to furnish or cause to be furnished any information with respect to the Company or the Related Entity (as the case may be) to any Person (other than as contemplated by Section 5.02) who the Seller, the Company or any Related Entity (as the case may be) or such Affiliate (or any such Person acting for or on their behalf) knows or has reason to believe is in the process of considering any Business Combination with the Company or the Related Entity (as the case may be).

5.09	Employee Matters.

(a)	Unless the Purchaser’s prior consent is obtained, effective from the Effective Date until the relevant Closing, except as may be required by Law or with prior agreement with the Purchaser, the Seller will refrain, and will cause the Company and procure the Related Entity (as the case may be) to refrain, from directly or indirectly:

(i)	making any representation or promise, oral or written, to any officer, employee or consultant of the Company or any Related Entity concerning any Benefit Plan, except for statements as to the rights or accrued benefits of any officer, employee or consultant under the terms of any existing Benefit Plan;

(ii)	making any material increase in the salary, wages or other compensation of any officer, employee or consultant of the Company or any Related Entity;

(iii)	adopting, entering into, amending, modifying or terminating (partially or completely) any Benefit Plan except to the extent required by applicable Law and, in the event compliance with legal requirements presents options, only to the extent that the option which the Company or any Related Entity reasonably believes to be the least costly is chosen;

(iv)	establishing or modifying any (i) targets, goals, pools or similar provisions in respect of any fiscal year under any Benefit Plan, employment contract or other employee compensation arrangement or (ii) salary ranges, increase guidelines or similar provisions in respect of any Benefit Plan, employment contract or other employee compensation arrangement; or

(v)	entering into, amending, modifying or terminating (partially or completely), any employment contract that is, or had it been in existence on the date of this Agreement would have been required to be, disclosed to the Purchaser;

(b)	Prior to the relevant Closing, the Seller will cause the Company and procure the

Related Entity (as the case may be) to administer each Benefit Plan, or cause the same to be administered, in all material respects in accordance with applicable Laws. The Seller will cause the Company and procure the Related Entity (as the case may be) to promptly notify Purchaser in writing of each receipt by the Company or any Related Entity (as the case may be), and furnish Purchaser with copies of any notice of investigation or administrative proceeding involving any Benefit Plan. Prior to the relevant Closing, the Seller will cause the Company and procure the Related Entity (as the case may be) to provide for, or to pay, applicable social and other employee benefits to applicable employees and consultants of the Company and the Related Entity(as the case may be) , in the manner as required by applicable Law.

5.10	[Intentionally Deleted.]

5.11	[Intentionally Deleted.]

5.12	[Intentionally Deleted.]

5.13	Dividends.

Prior to relevant Closing, the Seller will not permit the Company to, and will procure the Related Entity (as the case may be) not to, declare or distribute dividends or profits of the Company or Related Entity (as the case may be).

5.14	HABBO

The Seller will procure (prior to the Optic Closing) and cooperate with the Purchaser (after the Optic Closing) with the aim to complete the legal separation of the assets of HABBO from the Related Entity and/or the Business by August 23, 2007 (or such other date mutually agreed to by the Parties in writing) provided that Seller, the Related Entity and the Company (as the case may be) will have made all necessary provisions, write-offs or accruals related to the disposal of HABBO prior to the Optic Closing. Any proceeds received by the Related Entity upon legal separation of HABBO assets shall be for the account of the Seller or its nominees. The Seller undertakes to indemnify the Purchaser against any liability incurred by HABBO prior to the legal separation of its assets from the Related Entity and/or the Business.

5.15	[Intentionally Deleted.]

Section 6.	Covenants of the Purchaser.

6.01	Notice and Cure.

From and after the Effective Date until the WOFE Closing and the Optic Closing, whichever is later, the Purchaser shall notify the Company in writing of, and contemporaneously, shall provide true and complete copies of any and all information or documents relating to, and will use all commercially reasonable efforts to cure before the WOFE Closing and the Optic Closing, whichever is later, any event, transaction or circumstance occurring after the Effective Date that causes or shall cause any covenant or agreement of the Purchaser under this Agreement to be breached or that renders or shall render untrue any representation or warranty of such party contained in this Agreement as if the same were made on or as of the date of such event, transaction or circumstance. The Purchaser shall notify the Company promptly in writing of, and shall use all commercially reasonable efforts to cure, before the WOFE Closing and the Optic Closing, whichever is later, any violation or breach of any representation, warranty, covenant or agreement made by such party in this Agreement, whether occurring or arising before, on or after the Effective Date. No notice given pursuant to this Section 6.01 shall have any effect on the representations, warranties, covenants or agreements contained in this Agreement for purposes of determining satisfaction of any condition contained herein or shall in any way limit the right of the Company or the Sellers to seek indemnity under this Agreement.

6.02	Fulfillment of Conditions.

From and after the Effective Date until the WOFE Closing and the Optic Closing, whichever is later, the Purchaser will execute and deliver at the WOFE and the Optic Closing (as the case may be) each instrument that the Purchaser is required to execute and deliver as a condition to the WOFE and Optic Closing (as the case may be), shall take all commercially reasonable steps necessary or desirable and proceed diligently and in good faith to satisfy all other conditions to the obligations of the Seller and the Company contained in this Agreement and shall not permit the Company to take, or fail to take, any action that could reasonably be expected to result in the non-fulfillment of any such condition.

6.03	Regulatory and Other Approvals.

The Purchaser will (a) take all commercially reasonable steps necessary or desirable, and proceed diligently and in good faith, as promptly as practicable to obtain all consents, approvals or actions of, to make all filings with and to give all notices to Governmental or Regulatory Authorities or any other Person required of Purchaser to consummate the transactions contemplated hereby and by the Transaction Documents; (b) provide such other information and communications to such Governmental or Regulatory Authorities or other Persons as a designated Seller or such Governmental or Regulatory Authorities or other Persons may reasonably request; (c) cooperate with the Seller as promptly as practicable in obtaining all consents, approvals or actions of, making all filings with and giving all notices to Governmental or Regulatory Authorities or other Persons required of Seller to consummate the transactions contemplated hereby and by the Transaction Documents; and (d) execute all documents, papers, forms, authorizations, declarations or oaths required of Purchaser to consummate the transactions contemplated hereby and by the Transaction Documents. The Purchaser will provide prompt notification to a designated Seller when any such consent, approval, action, filing or notice referred to in clause (a) above is obtained, taken, made or given, as applicable, and will advise a designated Seller of any communications (and, unless precluded by Law, provide copies of any such communications that are in writing) with any Governmental or Regulatory Authority or other Person regarding any of the transactions contemplated by this Agreement or any of the Transaction Documents.

6.04	Guarantee

(a)

In consideration of the Seller agreeing to sell the Equity Interest, procure the transfer of the Related Entity Equity Interest and assign the Remaining Optic Debt to the Purchaser on the terms set out in the Equity Transfer Agreement, the Related Entity Equity Transfer Agreement and the Assignment of the Remaining Optic Debt, respectively, CDC unconditionally and irrevocably guarantees to the Seller the due and punctual discharge by the Purchaser of all of its obligations of whatever nature (which shall, for the avoidance of doubt, include its liabilities to pay damages and satisfy any indemnity, agreed or otherwise) under this Agreement and the other Transaction Documents to which the Purchaser is a party (the “Guaranteed Obligations”) and promises to pay on demand each sum (including any interest charges thereon up to and including such charges arising from the date of demand hereof until the date of payment hereunder) which the Purchaser is liable to pay under this Agreement and the other Transaction Documents to which the Purchaser is a party.

(b)	Without prejudice to the rights of the Seller against the Purchaser as primary obligor, CDC shall be deemed a principal debtor in respect of its obligations under this Agreement and not merely a surety and accordingly CDC shall not be discharged nor shall its liability hereunder be affected by any act or thing or means whatsoever by which its said liability would not have been discharged if it had been a primary debtor.

(c)	CDC’s obligations shall be a continuing guarantee. The Seller may make claims and demands of CDC without limit of number.

(d)	CDC’s obligations shall be in addition to and not in substitution for, and shall not be prejudiced by, any rights which the Seller may have pursuant to any other agreement or security which the Seller may enter into or obtain in relation to this Agreement and the other Transaction Documents to which the Purchaser is a party or the Guaranteed Obligations, and CDC’s obligations may be enforced against it without first having recourse to any such rights or security.

6A.	Covenants of Purchaser and Seller

6A.01	Financial Statements

Prior to the WOFE and the Optic Closing, whichever is later, the Purchaser at its own expenses will engage KPMG to reconcile the 2005 Financial Statements and 2006 Financial Statements to US GAAP. The Purchaser and the Seller will, and the Seller will cause the Company and procure the Related Entity to, assist KPMG and provide KPMG with all information it deems necessary to prepare the financial statements.

6A.02	Assignment of Licenses

From the Effective Date, the Seller will use its best reasonable commercial efforts, and procure the Related Entity to use its best reasonable commercial efforts, to assist the Purchaser in obtaining the assignment of all licenses covering the online games operated by the Related Party, including but not limited to, the games Shaiya and Legend of Mir III, to the Company or to a wholly owned foreign enterprise designated by Purchaser. For the avoidance of doubt, the Seller shall not be obligated to cause the assignment of the aforesaid licenses and would not accept any responsibility in relation thereto.

6A.03	Retention of Key Employees

Prior to the WOFE and Optic Closing, whichever is later, the Seller and Purchaser will use their best efforts to retain key employees of the Business.

Section 7.	Conditions to Obligations of the Purchaser.

The obligations of the Purchaser under this Agreement are subject to the fulfillment, at or before the WOFE Closing and the Optic Closing (as the case may be) of each of the following conditions (all or any of which may be waived in whole or in part by the Purchaser in its sole discretion):

7.01	Representations and Warranties.

The representations and warranties made by the Seller in this Agreement and representations and warranties of the Seller, the Company or the Related Entity in the Transaction Documents shall be true and correct in all material respects in which they are given as of the WOFE Closing Date (in respect of the Company at the WOFE Closing) and the Optic Closing Date (in respect of the Related Entity at the Optic Closing) and if specified on any other date, on such date.

7.02	Performance.

The Seller, the Company and the Related Entity shall have performed and complied with, each agreement, covenant and obligation required by this Agreement and the Transaction Documents to be so performed or complied with by the Company, any Related Entity or the Seller at or before the WOFE Closing (in respect of the Company at the WOFE Closing) and the Optic Closing (in respect of the Related Entity at the Optic Closing).

7.03	Renewal of Licence.

The licence for Mir III shall have been renewed with Wemade Entertainment Co., Ltd. in respect of the Optic Closing.

7.04	[Intentionally Deleted.]

7.05	[Intentionally Deleted.]

7.06	Legal Action.

As of the Closing Date, the Seller has not received any actual written threats or any action, proceeding or other application pending before any court or Governmental or Regulatory Authority brought by any Person or Governmental or Regulatory Authority which are not disclosed by the Seller to the Purchaser on or prior to the Closing Date: (i) challenging or seeking to restrain or prohibit the consummation of the transactions contemplated by this Agreement, or seeking to obtain any material damages from any of the Parties or their Affiliates as a result of such transactions; (ii) seeking to prohibit or impose any limitations on the Purchaser’s ownership or operation of all or any portion of the Equity Interest or the underlying assets of the Company, or to compel the Purchaser to dispose of or hold separate all or any portion of the Equity Interest, or the Company’s business or assets as a result of the transactions contemplated by the Agreement, or to compel the Company to dispose of or hold separate all or any portion of the Subsidiaries and or the Related Entity; or (iii) cause any of the transactions contemplated by this Agreement to be rescinded following consummation.

7.07	No Material Adverse Change.

From the Effective Date to the WOFE Closing Date (in respect of the Company at WOFE Closing)and the Optic Closing Date (in respect of the Related Entity at the Optic Closing), there shall not have occurred any Material Adverse Effect on the Equity Interest, any of the Assets or Business or Condition of the Company and the Related Entity as a whole.

7.08	Investment Certificates.

The Purchaser shall have received an investment certificate showing the executed transfer of the Equity Interest in its favor.

7.09	[intentionally Deleted.]

7.10	Closing Documents.

Relevant closing documentation as set out in Section 2.03A (for the WOFE Closing), 2.03B (for the Optic Closing) of this Agreement, and relevant Sections of the Equity Transfer Agreement, the Related Entity Equity Transfer Agreement and the Assignment of Remaining Optic Debt must be received by the Purchaser or its Affiliates upon the WOFE Closing and the Optic Closing (as the case may be).

7.11	[Intentionally Deleted.]

7.12	[Intentionally Deleted.]

7.13	[Intentionally Deleted.]

7.14	Financial Statements.

The Seiler shall have provided the Management Accounts of the Company and the Related Entity to the Purchaser upon the WOFE Closing and the Optic Closing (whichever is earlier).

7.15	Intra-company Debt.

her than the Remaining Optic Debt, the Debt ,and the receivables and payables incurred in the ordinary course of business on an arms length basis, all debt obligations of the Related Party or any other entity that comprises the Business owed to the Seller or its Associates shall have been forgiven, capitalized or assigned to the Purchaser.

Section 8.	Conditions to Obligations of the Seller and the Company.

The obligations of the Seller hereunder are subject to the fulfillment, at or before the WOFE Closing and the Optic Closing, whichever is later, of each of the following conditions (all or any of which may be waived in whole or in part by the Seller in their sole discretion):

8.01	Representations and Warranties.

Each of the representations and warranties made by the Purchaser and CDC shall be true and correct in all respects in which they are given on and as of the WOFE Closing Date and the Optic Closing Date as though such representation or warranty was made on and as of the WOFE Closing Date and the Optic Closing Date, respectively.

8.02	Performance.

The Purchaser shall have performed and complied with each agreement, covenant and obligation required by this Agreement to be so performed or complied with by such Purchaser at or before the WOFE Closing and the Optic Closing (as the case may be).

8.03	Consents and Approvals.

All consents, approvals and actions of, filings with and notices to any third party Governmental or Regulatory Authority necessary to permit the Purchaser to perform its obligations under this Agreement and to consummate the transactions contemplated hereby and thereby shall have been duly obtained, made or given, and shall be in full force and effect.

8.04	Approval of the Purchaser’s Board of Directors or Delegated Subcommittee.

The board of directors of the Purchaser or its delegated subcommittee shall have authorized and approved each of: (i) the terms and conditions of this Agreement and each Transaction Document; and (ii) the execution and performance of this Agreement and each Transaction Document by a duly authorized officer or director of the Purchaser and the transactions contemplated herein and therein.

8.05	[Intentionally Deleted.]

Section 9.	Representations, Warranties and Indemnities.

Unless otherwise expressly provided for in this Agreement:

(a)	All representations and warranties in connection with the transactions contemplated by this Agreement or the Transaction Documents (the “Warranties”) shall survive for one year from the WOFE Closing Date and the Optic Closing Date, whichever is earlier.

(b)	Each Party acknowledges that it has made and given the Warranties with the intention of inducing the other Parties to enter into this Agreement and the Purchaser has entered into this Agreement in full reliance on the Warranties given hereunder.

(c)	Each of the Warranties shall be construed as a separate warranty.

(d)	The Seller or the Purchaser (as the case may be), shall indemnify the other party in respect of, and hold each of them harmless from and against, any and all Loss or liability suffered, incurred or sustained by any of them, resulting from, arising out of or associated with any material misrepresentation, inaccuracy in or breach of any representation or warranty or the nonfulfillment of, or failure to perform, any covenant or agreement contained in this Agreement or the Transaction Documents; or

(e)	The total liability of the Seller under this Agreement and other Transaction Documents shall not exceed the Consideration (less all reasonable costs and expenses incurred or to be incurred by the Seller in connection with the transactions contemplated under the Transaction Documents).

(f)	The Seller shall have no liability under this Agreement and other Transaction Documents :

(i)	unless, in the case of any particular claim, the amount thereof shall exceed RMB200,000; or

(ii)	until the aggregate amount of all valid claims which could otherwise be made under this Agreement shall exceed RMBI,000,000 at which time all such valid claims shall become payable.

(g)	If any claim for breach of Warranties is brought under this Agreement and other Transaction Documents in relation to any liability of the Seller, the Company or the Related Entity which is contingent only, the Seller shall not be liable to make any payment in respect thereof until such contingent liability becomes an actual liability.

(h)	The Seller shall not be liable for breach of any Warranty to the extent that such liability arises by reason of any act or omission effected by the Purchaser or by reason of any retrospective change in the law or practice of relevant tax authorities coming into force after the date hereof or to the extent such liability arises or is increased by an increase in rates of taxation after the date hereof with retrospective effect.

(i)	To the extent that the Purchaser shall have been compensated in respect of any facts or circumstances for any breach of any of the Warranties or under any terms of this Agreement, the Purchaser shall not be entitled to claim under any other of the Warranties or other term of this Agreement in respect of the same facts or circumstances.

(j)	If the Seller pays any amount to the Purchaser by way of damages for breach of the Warranties (a “Damages Payment”) and the Purchaser subsequently receives any amount (the “Repaid Amount”) from any third party otherwise than from the Seller which payment would not have been received but for the circumstances giving rise to the claim in respect of which the Damages Payment was made, the Purchaser shall, once it has received such amount, as soon as reasonably practicable repay to the Seller the Repaid Amount.

(k)	If the assignment of total debts in the aggregate amount of RMB193,983,973 in favour of the Creditor on or before the Optic Closing Date is rescindable under PRC law and the creditor(s) of the such debts before this assignment formally registered a claim with PRC court against the Related Entity ( a “Registered Claim”), the Seller shall, within 5 Business Days after receiving a payment notice, pay the Purchaser for the same amount claimed by the creditors under such Registered Claim.

(l)	Nothing in this clause restricts or limits any general obligation at law of each of the Seller and the Purchaser to mitigate any loss or damage which it may suffer or incur as a consequence of any breach of any warranty.

Section 10.	[Intentionally Deleted.]

Section 11.	Termination

11.01	Termination.

This Agreement may be terminated, and the transactions contemplated hereby may be abandoned at any time before the WOFE Closing and the Optic Closing (as the case may be), by the Seller or the Purchaser, in the event (i) of a material breach hereof by any non-terminating party if such non-terminating party fails to cure such breach within twenty (20) Business Days following notification thereof by the terminating party or (ii) upon notice to the non-terminating party by the terminating party that the satisfaction of any material condition to the terminating party’s obligations under this Agreement becomes impossible or impracticable with the use of commercially reasonable efforts if the failure of such condition to be satisfied is not caused by a material breach hereof by the terminating party (but not otherwise).

11.02	Effect of Termination.

If this Agreement is validly terminated pursuant to Section 11.01, this Agreement will forthwith become null and void, and there will be no liability or obligation on the part of the

Seller or the Purchaser (or any of their respective officers, directors, employees, agents or other representatives or Affiliates), except that the provisions with respect to the representations and warranties, and indemnities in Section 9, expenses in Section 12.02, and confidentiality in Section 12.12 shall continue to apply following any such termination.

Section 12.	Miscellaneous

12.01	Notices.

(a)	A notice (including any approval, consent or other communication) in connection with this Agreement and the documents referred to in it:

must be in writing;

must be left at the address of the addressee or sent by pre-paid first class post (airmail if posted to or from a place outside Hong Kong) to the address of the addressee or sent by facsimile to the facsimile number of the addressee in each case which is specified in this clause in relation to the party to whom the notice is addressed, and marked for the attention of the person so specified, or to such other address or facsimile number in Hong Kong and/or marked for the attention of such other person, as the relevant party may from time to time specify by notice given in accordance with this clause.

The relevant details of each party at the date of this Agreement are:

Seller

Address:	32/F CITIC Tower, I Tim Mei Avenue, Central, Hong Kong
Facsimile:	(852) 2918 4838
Attention:	Stella Chan

CDC

Address:	33/F, Citicorp Centre, 18 Whitfield Road, Causeway Bay, Hong Kong
Facsimile:	(852) 2571 2552
Attention:	Peter Yip

Purchaser

Address:	33/F, Citicorp Centre, 18 Whitfield Road, Causeway Bay, Hong Kong
Facsimile:	(852) 2571 2552
Attention:	Peter Yip

(iii)	for the avoidance of doubt, must not be sent by electronic mail.

(b)	In the absence of evidence of earlier receipt, any notice shall take effect from the time that it is deemed to be received in accordance with clause (c) below.

(c)	Subject to clause (d) below, a notice is deemed to be received:

(i)	in the case of a notice left at the address of the addressee, upon delivery at that address;

(ii}	in the case of a posted letter, on the third day after posting or, if posted to or from a place outside Hong Kong, the seventh day after posting; and

(iii)	in the case of a facsimile, on production of a transmission report from the machine from which the facsimile was sent which indicates that the facsimile was sent in its entirety to the facsimile number of the recipient.

(d)	A notice received or deemed to be received in accordance with clause (c) above on a day which is not a Business Day or after 5p.m. on any Business Day, according to local time in the place of receipt, shall be deemed to be received on the next following Business Day.

(e)	Each party undertakes to notify the other parties by notice served in accordance with this clause if the address specified herein is no longer an appropriate address for the service of notices.

12.02	Expenses.

The Parties shall pay for their own costs and expenses relating to the negotiation, execution and closing of this Agreement and the Transaction Documents and the transactions contemplated hereby.

12.03	[Intentionally Deleted]

12.04	Waiver.

Any term or condition of this Agreement may be waived at any time by the party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the party waiving such term or condition. No waiver by any party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion.

12.05	Amendment.

This Agreement may be amended, supplemented or modified only by a written instrument duly executed by or on behalf of each party hereto.

12.06	No Third Party Beneficiary.

The terms and provisions of this Agreement are intended solely for the benefit of each party hereto and their respective successors or permitted assigns, and it is not the intention of the parties to confer third-party beneficiary rights upon any other Person other than any Person entitled to indemnity under Section 9.

12.07	Assignment; Binding Effect.

Subject always to the subsequent sentence, neither this Agreement nor any right, interest or obligation hereunder may be assigned by any party hereto without the prior written consent of the other party hereto and any attempt to do so will be void, except for assignments and transfers by operation of Law and except where the Purchaser transfers or assigns this Agreement or its rights and obligations under this Agreement to its subsidiary or affiliated company or to an entity within the group of CDC. At any time after the execution of this Agreement, the Purchaser may assign any or all of its rights, interests and obligations hereunder (including without limitation its rights under Section 9) provided that, each such assignee agrees in writing to be bound by all of the terms, conditions and provisions contained herein. Subject to the preceding sentence, this Agreement is binding upon, inures to the benefit of and is enforceable by the parties hereto and their respective successors and assigns.

12.08	Invalid Provisions.

If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Law, and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby: (a) such provision will be fully severable; (b) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom; and (c) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible.

I2.08A	Set-off.

All amounts due under this Agreement and other Transaction Documents by either party shall be paid in full on the due date (without any restriction, condition, deduction or withholding, except as required by law for any taxation) and neither party shall be entitled to assert any credit, set-off, counterclaim or similar claim against the other party in order to justify withholding part or all of such amount.

12.09	Governing Law.

(a)	This Agreement shall be governed by and construed in accordance with the laws of Hong Kong, SAR without giving effect to the conflicts of laws principles thereof.

(b)	Each party submits to the non-exclusive jurisdiction of the courts of Hong Kong for all purposes relating to this Agreement. Nothing contained in this clause shall limit the right of any party to take proceedings against any other in any other court of competent jurisdiction, nor shall the taking of proceedings in one or more jurisdictions preclude the taking of proceedings in any other jurisdiction, whether concurrently or not, to the extent permitted by the law of such other jurisdiction.

(c)	Each of the parties named below irrevocably appoint as its process agent the person named below to receive, for it and on its behalf, service of process in proceedings in Hong Kong:

Seller:

Process Agent: Stella Chan

Address:	32/F CITIC Tower, I Tim Mei Avenue, Central, Hong Kong

Purchaser / CDC:

Process Agent: Peter Yip

Address:	33/F, Citicorp Centre, 18 Whitfield Road, Causeway Bay, Hong Kong

Such service shall be deemed completed on delivery to the process agent (whether or not it is forwarded to and received by the relevant party). If for any reason the process agent ceases to be able to act as such or no longer has an address in Hong Kong, the relevant party irrevocably agrees to appoint a substitute process agent within 30 days.

12.10	Arbitration.

(a)	Any dispute, controversy or claim arising out of or relating to this Agreement shall be resolved at the first instance through consultation between the highest ranking corporate officers of the relevant Parties. Such consultation shall begin immediately after one Party has delivered to the other Parties a written request for such consultation. If, within thirty (30) days following the date on which such notice is given, the dispute cannot be resolved, the dispute shall be submitted to arbitration upon the request of any Party to the dispute with notice to the other Parties.

(b)	Any dispute, controversy or claim arising out of or relating to this contract, or the breach termination or invalidity thereof, shall be settled by arbitration in accordance with the UNCITRAL Arbitration Rules as at present in force and as may be amended by the rest of this clause.

(c)	The appointing authority shall be Hong Kong International Arbitration Centre.

(d)	The place of arbitration shall be in Hong Kong at Hong Kong International Arbitration Centre (HKIAC).

(e)	There shall be only one arbitrator.

(f)	The arbitration proceedings shall be conducted in English and Chinese.

(g)	Each Party to an arbitration hereunder shall cooperate with the other in making full disclosure of and providing complete access to all information and documents requested by the other in connection with such arbitration proceedings, subject only to any confidentiality obligations binding on such Party.

(h)	The award of the arbitration tribunal shall be final and binding upon the disputing Parties, and the prevailing Party may apply to a court of competent jurisdiction for enforcement of such award.

(i)	Any Party to the dispute shall be entitled to seek preliminary injunctive relief, if possible, from any court of competent jurisdiction pending the constitution of the arbitral tribunal.

12.11	Counterparts.

This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

12.12	Confidentiality.

Each party hereto will hold, and will use its reasonable endeavors to cause its Affiliates to hold, in strict confidence from any Person (other than any such Affiliate, unless: (i) compelled to disclose by judicial or administrative process (including without limitation in connection with obtaining the necessary approvals of this Agreement and the transactions contemplated hereby of Governmental or Regulatory Authorities) or by other requirements of Law; or (ii) disclosed in any action, suit, proceeding, inquiry, investigation either before or brought by Governmental or Regulatory Authority or otherwise, brought by a party hereto in pursuit of its rights or in the exercise of its remedies hereunder, all documents and information concerning the other party or any of its Affiliates furnished to it by the other party in connection with this Agreement or the transactions contemplated hereby, including, without limitation, the terms and conditions of this Agreement except to the extent that such documents or information can be shown to have been: (a) previously known by the party receiving such documents or information; (b) in the public domain (either prior to or after the furnishing of such documents or information hereunder) through no fault of such receiving party; or (c) later acquired by the receiving party from another source if the receiving party is not aware that such source is under an obligation to another party hereto to keep such documents and information confidential. In the event the transactions contemplated hereby are not consummated, upon the request of the other party, each party hereto shall, and shall cause its Affiliates to, promptly redeliver or cause to be redelivered all copies of documents and information furnished by the other party in connection with this Agreement or the transactions contemplated hereby and destroy or cause to be destroyed all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon prepared by the party furnished such documents and information.

12.13	Exercise of Rights.

A party may exercise a right, power or remedy at its discretion, and separately or concurrently with another right, power or remedy. A single or partial exercise of a right, power or remedy by a party does not prevent a further exercise of that or of any other right, power or remedy. Failure by a party to exercise or delay in exercising a right, power or remedy does not prevent its exercise. The rights, powers and remedies provided in this Agreement are cumulative with and not exclusive of the rights, powers or remedies provided by law independently of this Agreement.

12.14	Rule of Construction.

As each of the parties has reviewed this Agreement and has had the opportunity to make revisions, the parties agree that any rule of construction to the effect that any ambiguities are to be construed against the drafting party shall not apply in the interpretation of this Agreement or any of the Transaction Documents.

12.15	Further Assurances.

Each party agrees, at its own expense, on the request of any other party, to do everything reasonably necessary to give effect to this Agreement and the transactions contemplated by it (including, without limitation, the execution of documents) and to use all reasonable endeavours to cause relevant third parties to do likewise.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officer of each party hereto, and shall be effective as of the date first above written

SIGNED for and on behalf of BONARICH ENTERPRISES LTD in the presence of:	) ) )

SIGNED for and on behalf of CDC CORPORATION in the presence of:	) ) )

SIGNED for and on behalf of in the presence of: